William J. Tuttle To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

October 25, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning

Re:	Gladstone Investment Corporation
Preliminary Proxy Statement on Schedule 14A

Dear Ladies and Gentlemen:

On behalf of Gladstone Investment Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding (1) the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 31, 2023 (File No. 814-00704 and Accession No. 0001193125-23-226377), (2) the Company’s response letter filed on September 20, 2023 (Accession No. 0001193125-23-238531), (3) the Company’s response letter filed on October 10, 2023 (Accession No. 0001193125-23-253147), (4) the Company’s response letter filed on October 16, 2023 (Accession No. 0001193125-23-256804) and (5) the Company’s response letter filed on October 18, 2023 (Accession No. 0001193125-23-256804) in a telephone call on October 24, 2023 between Daniele Marchesani, Tom Ahmadifar, Thankham Varghese and Kimberly Browning of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Company’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement. The Company understands that, although the Staff neither agrees nor disagrees with the Company’s proposed approach, the Staff will not pursue this matter further, subject to the Company revising the Proxy Statement as set forth herein.

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United States Securities and Exchange Commission

October 25, 2023

1. Please reconfirm that the proxy statement relating to a similar proposal filed by Gladstone Capital Corporation (“GLAD”) is and will be materially the same as the Company’s proxy statement, except for (1) the names of the registrants, (2) matters related to the respective dates and states of incorporation, (3) matters related to the dates of the respective annual stockholder meetings, (4) directors and officers, (5) fee waivers granted by the Adviser to the Company, (6) the terms and rates of the fees payable under the applicable investment advisory agreements, (7) the applicable loan servicing arrangements of the Company and GLAD and (8) beneficial ownership of shares.

Response: The Company reconfirms that the Company’s Proxy Statement and that of GLAD is and will be materially the same except for the items noted above.

2. Please add the following disclosure to the Proxy Statement: “The Company will not execute the New Advisory Agreement if there is a change in control of the Adviser other than the one specifically described in this Proxy Statement, or other event that would cause the New Advisory Agreement to terminate pursuant to the 1940 Act, if already executed.”

Response: As requested, the Company will revise the disclosure in the Proxy Statement to add this sentence.

3. Assuming the Company’s shareholders approve the proposal for a New Advisory Agreement, the Company should supplement its registration statement to explain the results of the proxy vote as this information is material in nature. In particular, the Company should explain the related pre-approval timing provision while that provision is in place since a new investor in the Company during the interim period might not be aware of the proxy vote, and thus the fact that the investment advisory agreement being used at the time of their purchase will terminate once the interim period ends and be replaced simultaneously with a new investment advisory agreement. The staff would not object to the Company adding this information pursuant to its prospectus by filing a prospectus supplement pursuant to Rule 424 under the Securities Act.

Response: As requested, the Company will add such disclosure to (1) the Form 8-K announcing the results of the proxy vote (which Form 8-K will be incorporated by reference into the Company’s registration statement), (2) any new registration statement filed prior to execution of the New Advisory Agreement and (3) the prospectus supplement for any new offering of securities conducted prior to execution of the New Advisory Agreement.

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United States Securities and Exchange Commission

October 25, 2023

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

cc:	David Gladstone, Gladstone Investment Corporation
Michael LiCalsi, Gladstone Investment Corporation
Rachael Easton, Gladstone Investment Corporation
Erin M. Lett, Kirkland & Ellis LLP